

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 19, 2016

Via E-mail
Jungsoo Huh
Senior Managing Director and Chief Financial Officer
KB Financial Group Inc.
84, Namdaemoon-ro
Jung-gu, Seoul 04534
Korea

> **Re: KB Financial Group Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **Form 6-K Filed August 16, 2016**
> **File No. 000-53445**

Dear Mr. Huh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 111

Allowances for Loan Losses, page 122

Credit Card Balances, page 123

1.   You state that allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2015, primarily as a result of an improvement in the asset quality of your existing impaired credit card balances.   However, we note on page F-37 that impaired credit card loans increased from 2014 to 2015 by 40%, and that impaired credit card balances as a

percentage of total credit card balances increased from 1.7% at December 31, 2014 to 2.3% at December 31, 2015, which suggests that the asset quality of such loans may have declined. Please explain how you determined that the asset quality of these impaired credit card loans has improved. For example, explain whether you have obtained collateral for any of the impaired receivables, or the type of evidence you evaluated which showed higher recovery levels on these impaired receivables.

Results by Principal Business Segment, page 129

2.   We note per your disclosure on page 129 that your "other banking operations" segment represents your most profitable segment during each period presented, but from an operating revenue perspective, it represents the third largest segment behind the retail banking operations and corporate banking operations.   Per review of the discussion regarding each segment's operations, it appears that a significant driver of the profitability between the three banking segments is the due to the level of "expenses related to intersegment borrowings" paid by the retail and corporate banking segments to the other banking operations segment. Please respond to the following:

- Tell us, and expand your future filings to disclose, the drivers of the changes in the level of intersegment borrowings between these segments.

- Explain how this "expense related to intersegment borrowings" relates to the level of interest expense recorded in each of the segments.

- Describe how the amount of expense related to intersegment borrowings is calculated and whether there have been changes in the methodology over the periods presented.

- In future filings, revise your segment discussion to describe the underlying drivers of the increases or decreases in "expenses related to intersegment borrowings" rather than just state they increased or decreased as is currently done on pages 130-131.

Market Risk Management, page 190

Back-Testing, page 195

3.   We note your disclosure on page 192 that you use a single tail confidence level to measure VaR, which means that the actual amount of loss may exceed VaR, on average, once out of 100 business days. However, we note your disclosure on page 195 that you had six instances in 2015 where the actual changes in fair values, earnings, or cash flows from the market risk sensitive instruments exceeded the VaR amounts. Please respond to the following:

- In light of the significant number of VaR exceptions (6) relative to the amount expected based on your VaR confidence level (2.5), please tell us the procedures you performed to evaluate your model and the cause of the higher than anticipated number of VaR exceptions.

- Discuss whether you have made any changes to your models in light of the increase in VaR exceptions relative to your expectations.

Notes to Consolidated Financial Statements, page F-11

Note 40 – Subsidiaries, page F-153

Changes in Subsidiaries, page F-157

4.   We note your disclosure on page F-157 discussing the several new subsidiaries that were newly consolidated during the year ended December 31, 2015, as well as the several new subsidiaries that have been excluded from consolidation during the year ended December 31, 2015. Furthermore, we note similar disclosure on page 111 (Note 39) in your June 30, 2016 Interim Financial Statements included in your Form 6-K filed August 16, 2016. Please tell us, and expand you future filings disclosure to discuss, the basis for either including or excluding these subsidiaries from your consolidated financial statements. For example, it may be helpful to segregate the newly consolidated or deconsolidated subsidiaries based on whether additional ownership interests were acquired or sold, whether newly formed during the period, or whether additional rights and powers were obtained or lost with respect to these subsidiaries.

Form 6-K Filed August 16, 2016

Exhibit 99.1

Note 12 – Investment in Associates, page 63

5.   We note that the carrying value of your investment in KB Insurance, Co. Ltd. was ₩ 1,212,713 million as of June 30, 2016, and the related fair value of this investment reflecting the published market price as of June 30, 2016 was ₩559,237 million based on your disclosure in footnote 1 on page 66. We also note that the respective carrying value and fair value reflecting the published market price as of December 31, 2015 was ₩ 1,077,014 and ₩583,205, respectively. Lastly, we note your disclosure on page 9 that the financial statements of KB Insurance Co. Ltd. were restated for the six month period ended June 30, 2015. In light of these factors, please tell us whether you have assessed your investment in KB Insurance, Co. Ltd. for impairment based on the guidance in paragraphs 40-43 of IAS 28 and the results of your analysis. To the extent you have not, please provide your analysis supporting your conclusion.

6.   We note per the 6-K filed on May 31, 2016, that you obtained a 22.56% ownership in Hyundai Securities Co., Ltd. (Hyundai) for a purchase price of ₩1,237,509 million. We also note per the 6-K filed on June 28, 2016 that you increased your ownership interest in Hyundai from 22.56% to 29.62% following the acquisition of treasury shares on June 24, 2016 at a purchase price of ₩107,149 million. Please respond to the following:

- In footnote 2 to the table on page 68, you disclose that the unrealized gain on Hyundai amounted to ₩442,595 million due to the goodwill recognized upon initial acquisition. However, in footnote 1 to the table on page 71, you state that the gain on the valuation of the Hyundai investment amounted to ₩104,931 million due to gains on the bargain purchase from the additional acquisition. Please explain the factors driving the recognition of goodwill and/or a bargain purchase gain for the Hyundai acquisition. To the extent that one transaction resulted in the recognition of goodwill and the other resulted in the recognition of a bargain purchase gain, please explain why.

- Tell us whether the ₩442,595 million gain or the ₩104,931 million gain was recognized in the income statement, and if so, which line item.

- We note that the respective carrying value and fair value reflecting the published market price of your ownership interest as of June 30, 2016 was ₩1,454,081 and ₩438,803, respectively, per your disclosure on page 66. Please tell us the factors leading to such a disparity between the carrying value and fair value of your ownership interest given that you just acquired your interests in May and June 2016. As part of your response, please tell us how you concluded that your investment was not impaired.

Note 17 – Other Assets, page 76

7.   We note your rollforward of the allowance for loan losses on other financial assets for the six month period ended June 30, 2016 shows a substantial increase in write-offs of other receivables relative to the level at June 30, 2015, and the year ended December 31, 2015 (which is shown on page F-117 of your Form 10-K). We also note nominal increases to the provision relative to the level of the amounts written off, resulting in a 76% decrease in the allowance for loan losses for other financial assets since December 31, 2015. Please respond to the following:

- Tell us the factors driving the significant increase in write-offs during the six months ended June 30, 2016.

- Tell us how you concluded that additional provision was not required for these other financial assets at June 30, 2016 given the level of write-offs during the period.

- Quantify the receivable balance for which this allowance for loan losses relates. For example, tell us whether this allowance for loan losses is for the "other receivables" balance shown on page 76, which shows an 84% increase in the balance since year end. If so, describe the drivers for the increase in this balance since year end and tell us the financial terms for repayment for this category of receivables.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services